===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                              -------------------

                                   FORM 11-K

(Mark One)
                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
   /x/          SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1993

                                      OR

              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
  / /          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the transition period from       to

                         Commission file number 1-8940

                           --------------------------

                        Kraft General Foods Thrift Plan
                 Three Lakes Drive, Northfield, Illinois 60093

                           (Full title of the plan)




                         PHILIP MORRIS COMPANIES INC.
                                120 Park Avenue
                           New York, New York 10017

          (Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)


===============================================================================

                        KRAFT GENERAL FOODS THRIFT PLAN
                           ANNUAL REPORT ON FORM 11-K
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993

                               TABLE OF CONTENTS

                                                         Page(s)
                                                         -------
Report of Independent Accountants......................       3

Financial Statements:
  Statements of Financial Condition as of December 31,
   1993 and 1992.......................................     4-5
  Statements of  Income and Changes in Plan Equity for
   the years ended December 31, 1993, 1992 and 1991....     6-8
  Notes to Financial Statements........................    9-21

Signatures.............................................      22

Schedules:
  Schedule I - Investments as of December 31, 1993.....   S-1-8

  Other schedules are omitted because the information required is contained in the financial statements.

Exhibits:
     23. Consent of Independent Accountants.

                      REPORT of INDEPENDENT  ACCOUNTANTS


To:  The Corporate Employee Plans Investment
     Committee of Philip Morris Companies Inc., the Corporate Employee Benefit Committee of
     Philip Morris Companies Inc., the Management
     Committee for Employee Benefits of Kraft General
     Foods, Inc., the Administrative Committee and all Participants as a group (but not individually) of the Kraft General Foods Thrift Plan:


    We have audited the accompanying statements of financial condition of the Kraft General Foods Thrift Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1993 and the schedule of investments as of December 31, 1993. These financial statements and the financial statement schedule are the responsibility of the fiduciaries of the Plan appointed by Philip Morris Companies Inc. or Kraft General Foods, Inc. (or their delegates). Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1993 and 1992, and the income and changes in plan equity for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


                                              COOPERS & LYBRAND
Chicago, Illinois
March 15, 1994

                        KRAFT GENERAL FOODS THRIFT PLAN
                        STATEMENT of FINANCIAL CONDITION
                            as of December 31, 1993
                           (in thousands of dollars)

                                  ----------

                                     Interest  Government                 Participants'
                            Equity    Income   Securities  Philip Morris      Loan
                             Fund      Fund       Fund       Stock Fund      Account       Total
                           --------  --------  ----------  -------------  -------------  ----------
ASSETS:
  Allocated share of
   Trust net assets        $178,383  $662,425   $11,409       $652,587       $36,363     $1,541,167
  Employer contributions
   receivable                   380                  36          1,612                        2,028
  Interfund receivables
   (payables)                 3,706       824      (409)        (4,121)                           -
  Participants' loan
   repayments receivables
   (payables)                    57        88                      (84)          (61)             -
                           --------  --------   -------       --------       -------     ----------
    Total assets            182,526   663,337    11,036        649,994        36,302      1,543,195
                           --------  --------   -------       --------       -------     ----------

LIABILITIES:
  Distributions and
   withdrawals payable        1,232     5,307        78          3,608                       10,225
  Undistributed
   participants' loans          118       444         9            377          (948)             -
                           --------  --------   -------       --------       -------     ----------
    Total liabilities         1,350     5,751        87          3,985          (948)        10,225
                           --------  --------   -------       --------       -------     ----------
    Plan equity            $181,176  $657,586   $10,949       $646,009       $37,250     $1,532,970
                           ========  ========   =======       ========       =======     ==========

  The accompanying notes are an integral part of these financial statements.

                        KRAFT GENERAL FOODS THRIFT PLAN
                        STATEMENT of FINANCIAL CONDITION
                            as of December 31, 1992
                           (in thousands of dollars)

                                  ----------

                                      Interest   Government                  Participants'
                             Equity    Income    Securities   Philip Morris      Loan
                              Fund      Fund        Fund       Stock Fund       Account          Total
                            --------  --------   ----------   -------------  -------------    ----------
ASSETS:
  Allocated share of
   Trust net assets         $122,639  $563,002     $9,437        $822,031        $36,167      $1,553,276
  Employer contributions
   receivable                      1       294                          5                            300
  Employee contributions
   receivable                      6         4                         11                             21
  Interfund receivables
   (payables)                  2,070    (6,103)      (250)          4,283                              -
  Participants' loan
   repayments receivables
   (payables)                     17        60                         87           (164)              -
                            --------  --------     ------        --------        -------      ----------
    Total assets             124,733   557,257      9,187         826,417         36,003       1,553,597
                            --------  --------     ------        --------        -------      ----------

LIABILITIES:
  Distributions and
   withdrawals payable           657     4,518        109           3,306            (91)          8,499
  Undistributed
   participants' loans           125       448          5             571         (1,149)              -
                            --------  --------     ------        --------        -------      ----------
    Total liabilities            782     4,966        114           3,877         (1,240)          8,499
                            --------  --------     ------        --------        -------      ----------
    Plan equity             $123,951  $552,291     $9,073        $822,540        $37,243      $1,545,098
                            ========  ========     ======        ========        =======      ==========

  The accompanying notes are an integral part of these financial statements.

                        KRAFT GENERAL FOODS THRIFT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1993
                           (in thousands of dollars)

                                  ----------

                                         Interest   Government                   Participants'
                               Equity     Income    Securities   Philip Morris       Loan
                                Fund       Fund        Fund        Stock Fund       Account         Total
                              --------   --------   ----------   -------------   -------------   ----------
ADDITIONS:
  Employer contributions      $  3,462   $  7,787    $   308        $ 22,513                     $   34,070
  Employee contributions        13,301     29,249      1,055          48,344                         91,949
  Allocated share of Trust
   investment activities:
    Interest income                 11     44,809        408             153         $ 2,566         47,947
    Dividend income                                                   28,356                         28,356
    Net (depreciation)
     appreciation in
     fair value of
     investments                14,093                     1        (229,384)                      (215,290)
                              --------   --------    -------        --------         -------     ----------
                                14,104     44,809        409        (200,875)          2,566       (138,987)
                              --------   --------    -------        --------         -------     ----------

    Total (deductions)
     additions                  30,867     81,845      1,772        (130,018)          2,566        (12,968)
                              --------   --------    -------        --------         -------     ----------

DEDUCTIONS:
  Distributions and
   withdrawals                  (8,453)   (50,263)      (425)        (32,182)         (2,334)       (93,657)
  General and administrative
   expenses                        (22)      (139)        (9)                                          (170)
                              --------   --------    -------        --------         -------     ----------
    Total deductions            (8,475)   (50,402)      (434)        (32,182)         (2,334)       (93,827)
                              --------   --------    -------        --------         -------     ----------

Net transfers among funds       20,035     27,102        360         (47,497)                             -
Transfers from predecessor
 trusts                         14,678     46,955        186          31,479           1,369         94,667
Participants' loans             (1,869)    (6,545)      (126)         (6,128)         14,668              -
Participants' loan repayments    1,989      6,340        118           7,815         (16,262)             -
                              --------   --------    -------        --------         -------     ----------
    Net (deductions)
     additions                  57,225    105,295      1,876        (176,531)              7        (12,128)

PLAN EQUITY:
  Beginning of year            123,951    552,291      9,073         822,540          37,243      1,545,098
                              --------   --------    -------        --------         -------     ----------
  End of year                 $181,176   $657,586    $10,949        $646,009         $37,250     $1,532,970
                              ========   ========    =======        ========         =======     ==========

  The accompanying notes are an integral part of these financial statements.

                        KRAFT GENERAL FOODS THRIFT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1992
                           (in thousands of dollars)

                                  ----------

                                          Interest   Government                  Participants'
                                Equity     Income    Securities  Philip Morris       Loan
                                 Fund       Fund        Fund       Stock Fund       Account       Total
                               --------   --------   ----------  -------------   -------------  ----------
ADDITIONS:
  Employer contributions       $  2,725   $  6,747     $   56       $ 24,952                   $   34,480
  Employee contributions         10,970     30,286        409         49,078                       90,743
  Allocated share of Trust
   investment activities:
    Interest income                   5     46,298        384            311        $ 2,683        49,681
    Dividend income                                                   24,408                       24,408
    Net (depreciation)
     appreciation in
     fair value of
     investments                  8,907                    (3)       (30,584)                     (21,680)
                               --------   --------     ------       --------        -------    ----------
                                  8,912     46,298        381         (5,865)         2,683        52,409
                               --------   --------     ------       --------        -------    ----------

    Total additions              22,607     83,331        846         68,165          2,683       177,632
                               --------   --------     ------       --------        -------    ----------

DEDUCTIONS:
  Distributions and
   withdrawals                   (7,462)   (46,568)      (652)       (60,626)        (2,311)     (117,619)
  General and administrative
   expenses                         (24)      (196)        (9)                                       (229)
                               --------   --------     ------       --------        -------    ----------
    Total deductions             (7,486)   (46,764)      (661)       (60,626)        (2,311)     (117,848)
                               --------   --------     ------       --------        -------    ----------

Net transfers among funds           277    (22,081)     3,056         18,748                            -
Transfers from predecessor
 trusts                               4         19          1             38                           62
Participants' loans              (2,082)    (8,484)       (91)        (9,527)        20,184             -
Participants' loan repayments     1,313      5,191         33          6,671        (13,208)            -
                               --------   --------     ------       --------        -------    ----------

    Net additions                14,633     11,212      3,184         23,469          7,348        59,846

PLAN EQUITY:
  Beginning of year             109,318    541,079      5,889        799,071         29,895     1,485,252
                               --------   --------     ------       --------        -------    ----------
  End of year                  $123,951   $552,291     $9,073       $822,540        $37,243    $1,545,098
                               ========   ========     ======       ========        =======    ==========

     The accompanying notes are an integral part of these financial statements.

                        KRAFT GENERAL FOODS THRIFT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1991
                           (in thousands of dollars)

                                  ----------

                                          Interest   Government                   Participants'
                                Equity     Income    Securities   Philip Morris        Loan
                                 Fund       Fund        Fund        Stock Fund       Account       Total
                               --------   --------   ----------   -------------  -------------   ----------
ADDITIONS:
  Employer contributions       $  2,691   $ 12,610                 $ 24,923                     $   40,224
  Employee contributions         10,307     36,322                   37,459                         84,088
  Allocated share of Trust
   investment activities:
    Interest income                  24     50,139     $  367           704        $ 1,510          52,744
    Dividend income                                                  17,211                         17,211
    Net appreciation in
     fair value of
     investments                 32,774                   145       245,043                        277,962
                               --------   --------     ------      --------        -------      ----------
                                 32,798     50,139        512       262,958          1,510         347,917
                               --------   --------     ------      --------        -------      ----------
    Total additions              45,796     99,071        512       325,340          1,510         472,229
                               --------   --------     ------      --------        -------      ----------
DEDUCTIONS:
  Distributions and
   withdrawals                   (4,615)   (35,272)      (389)      (36,187)                       (76,463)
  General and administrative
   expenses                         (41)      (241)       (11)          (21)                          (314)
                               --------   --------     ------      --------        -------      ----------
    Total deductions             (4,656)   (35,513)      (400)      (36,208)                       (76,777)
                               --------   --------     ------      --------        -------      ----------

Net transfers among funds       (17,177)   (73,629)      (351)       91,157                              -
Transfers from predecessor
 trusts                             134      9,207        (72)        3,539          2,831          15,639
Participants' loans              (3,572)   (19,100)       (77)       (8,291)        31,040               -
Participants' loan repayments       552      2,471                    2,463         (5,486)              -
                               --------   --------     ------      --------        -------      ----------

    Net additions
     (deductions)                21,077    (17,493)      (388)      378,000         29,895         411,091

PLAN EQUITY:
    Beginning of year            88,241    558,572      6,277       421,071                      1,074,161
                               --------   --------     ------      --------        -------      ----------
    End of year                $109,318   $541,079     $5,889      $799,071        $29,895      $1,485,252
                               ========   ========     ======      ========        =======      ==========

  The accompanying notes are an integral part of these financial statements.

                        Kraft General Foods Thrift Plan
                         Notes to Financial Statements

1. General Description of the Plan:

   The Kraft General Foods Thrift Plan (the "Plan") is a defined contribution plan designed to encourage employees to save for retirement by providing eligible employees with an opportunity to invest a portion of their compensation and to share in the profits of Kraft General Foods, Inc. ("KGF") by making such contribution. KGF is a subsidiary of Philip Morris Companies Inc. (the "Company"). The Plan is the successor plan to the Kraft, Inc. Thrift Plan and, with respect to employees who are not represented by a collective bargaining unit, the General Foods Corporation Employee Thrift-Investment Plan for Salaried Employees (the "GF Salaried Plan") and the General Foods Employee Thrift-Investment Plan (the "GF Hourly Plan" and collectively with the GF Salaried Plan, the "GF Plans"), and, effective
   April 1, 1993, the Lenders Bagel Bakery, Inc. Profit-Sharing Plan (the "Lenders Plan"), and, effective as of December 31, 1993, the Salary Reduction and Voluntary Investment Plan for Salaried Employees of Oscar Mayer Foods Corporation (the "Oscar Mayer Salaried Plan") (see Note 10). This Annual Report of the Plan on Form 11-K includes information concerning the financial condition of the Oscar Mayer Salaried Plan as of December 31, 1993 and the income and changes in plan equity for the Oscar Mayer Salaried Plan for the year ended December 31, 1993. Financial information concerning the Oscar Mayer Salaried Plan for the prior years is set forth in separate Annual Reports on Form 11-K for the Oscar Mayer Salaried Plan.

   Salaried and certain hourly employees of KGF and certain of its domestic subsidiaries (the "KGF Companies") who are not represented by a collective bargaining unit, are eligible to participate in the Plan, provided they meet eligibility requirements. After completing one year of service, eligible employees generally may make tax-deferred and after-tax contributions. Matching contributions by KGF (the "KGF Matching Contributions") are contributed to the Plan in accordance with the formula described in Note 3. The provisions of the Plan are detailed in the official Plan document which legally governs the operation of the Plan.

   The administration of the Plan has generally been delegated to the Management Committee for Employee Benefits of KGF (the "Committee") comprised of employees of KGF. The Committee has appointed the Administrative Committee to handle certain Plan administration matters. The Corporate Employee Plans Investment Committee of Philip Morris Companies Inc. (the "Investment Committee") (the Committee, the Administrative Committee and the Investment Committee, collectively the "Fiduciaries") is responsible for the selection of the investment options in which participants invest their assets in the Plan and monitors the performance of these investment options.

   Assets of the Plan are co-invested with the assets of the Kraft General Foods, Inc. Frozen Defined Contribution Plan, the Oscar Mayer Foods Corporation Long Term Savings Plan for Union Employees, the Oscar Mayer Foods Corporation Long Term Savings Plan for Hourly

                        KRAFT GENERAL FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   Employees, and, effective October 1, 1992, with the assets of the Savings and Profit Sharing Plan of Charles Freihofer Baking Company, Inc. (the "Charles Freihofer Plan"), and effective January 1, 1993, with the assets of the GF Hourly Plan, in a commingled investment fund known as the Kraft General Foods Master Defined Contribution Trust (the "Trust") (see Note 7).

   Prior to April 1, 1993, the assets of the Lenders Plan were co-invested with assets of the Plan in the Trust. Effective April 1, 1993, the assets of the Lenders Plan were transferred to the Plan. Prior to December 31, 1993, the assets of the Oscar Mayer Salaried Plan were co-invested with the assets of the Plan in the Trust. Effective December 31, 1993, the assets of the Oscar Mayer Salaried Plan were transferred to the Plan (see Note 10). Prior to July 1992 and December 1991, the assets of the Plan were invested with the assets of the Porter Foods, Inc. Profit Sharing Plan and the Humbolt Hourly Profit Sharing Plan, respectively.

   Participants have the option of investing their Plan Accounts (see Note 4) in 5% increments in the four funds listed below. Participants in the Oscar Mayer Salaried Plan had the option of investing his or her Plan Accounts in 25% increments in the four funds listed below.

       EQUITY FUND - This fund is invested primarily in an index fund of stocks on a weighted average basis in approximately the same proportion as the Standard & Poor's Composite Index of 500 Stocks ("S&P 500").

       INTEREST INCOME FUND - This fund consists primarily of investment contracts entered into by Bankers Trust Company (the "Trustee") with financial institutions, each of which agrees to repay in full the amounts invested with the institution, plus interest. Beginning January 1, 1993, the assets of the Interest Income Fund have also been invested in pools of mortgage-backed and asset-backed securities, corporate bonds, and obligations of the United States government and its agencies. As an integral part of the purchase of each pool of these investments for the Interest Income Fund, a financial institution agrees to protect the pool to the extent its market value fluctuates, but not in the event of a default of any security in the pool.

       GOVERNMENT SECURITIES FUND - This fund was opened to new investments on July 1, 1992 and includes primarily direct obligations of the U.S. Government or its agencies, obligations guaranteed by the U.S. Government or its agencies, and fully insured bank deposits.

       PHILIP MORRIS STOCK FUND - This fund is invested in the common stock, $1 par value, of the Company (the "Common Stock") and short-term temporary investments.

                        KRAFT GENERAL FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   None of the foregoing funds guarantees a return to the participant. Participants may change their options effective the first day of the calendar quarter, except that amounts transferred from the Interest Income Fund may not be directly invested in the Government Securities Fund.

   Each participant may vote all the shares of Common Stock held in his or her Accounts and invested in the Philip Morris Stock Fund. The Trustee will vote full and fractional shares of the Common Stock in accordance with each individual participant's instruction. The Trustee votes those shares of Common Stock for which no or inadequate voting instructions have been received in the same proportions as the shares for which instructions have been received.

   At December 31, 1993 and 1992, there were 35,424 and 32,396 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.

                                 December 31,
                                --------------
                                 1993    1992
                                ------  ------
    Equity Fund                 15,269  11,934
    Interest Income Fund        25,907  23,157
    Government Securities Fund   2,528   1,390
    Philip Morris Stock Fund    26,872  25,034

   Each participant is at all times fully vested in the balance of his or her After-Tax Contributions, Tax-Deferred Contributions, QVET and Rollover Accounts (see Note 4). A participant shall be fully vested in the balance in his or her Company Match Account upon attainment of age 65, retirement, permanent and total disability, or death. A participant who is employed by the Company or any subsidiary shall be fully vested in his or her Company Match Account based on the number of years of vesting service determined in accordance with the following schedule:

                                     Vested
                 Years of Service  Percentage
                -----------------  ----------
                Less than 2            0%
                2 but less than 3     25%
                3 but less than 4     50%
                4 but less than 5     75%
                5 or more            100%

                        KRAFT GENERAL FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   Participants who were participants in the GF Plans and hired prior to January 1, 1991 become 100% vested in amounts contributed to their Company Match Account upon attaining age 55 if still employed by the Company or any subsidiary.

   Forfeitures:

      KGF Matching Contributions forfeited by terminated participants are used to reduce future KGF Matching Contributions to the Plan.

2. Summary of Significant Accounting Policies:

   Valuation of Trust Investments:

      Investments in common trust funds of the General Employee Benefit Common Trust of Bankers Trust Company ("GEBT") are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective GEBT common trust funds.

      Investment contracts and pools of mortgage-backed and asset-backed securities and other investments held in the Interest Income fund are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest.

      Securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. Securities that are not listed on an exchange are generally traded in active markets and valued by the Trustee from quoted market prices.

      Short-term temporary investments are generally carried at cost, which approximates fair value.

   Investment Transactions and Investment Income of the Trust:

      Investment transactions are accounted for on the dates purchases or sales are executed. Realized gains and losses are computed on the basis of average cost of investments sold. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

      In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end (see Note 8).

                        KRAFT GENERAL FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

3. Contributions:

   No contribution is required from any eligible employee under the Plan. Eligible employees may make contributions on a tax-deferred basis, an after-tax basis, or in a combination of the two. Basic Contributions are those made on an after-tax basis and that are not in excess of 6% of each compensation payment to the participant. Tax-Deferred Basic Contributions are those made on a tax-deferred basis and that are not in excess of 6% of each compensation payment to the participant. Basic Contributions and Tax-Deferred Basic Contributions may not, in the aggregate, exceed 6% of each compensation payment. Contributions in excess of 6% of each compensation payment to the participant and up to 16% of each compensation payment are referred to as Supplemental Contributions if made on an after-tax basis and Tax-Deferred Supplemental Contributions if made on a tax-deferred basis. The percentage of compensation available for both tax-deferred and after-tax contributions varies from year-to-year in order that the aggregate contributions actually made by participants do not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the "Code"). The Code also imposes a dollar limitation on the amount of tax-deferred contributions for a calendar year. For 1993, a participant's tax-deferred contributions were limited to $8,994; for 1994, each participant's tax-deferred contributions will be limited to $9,240.

   Each year KGF Matching Contributions are based on the amount of each participant's Basic Contributions and Tax-Deferred Basic Contributions to the Plan. For the year ending December 31, 1993, employees who were participants in the Oscar Mayer Salaried Plan were not eligible for the KGF Matching Contributions and could elect to contribute from 2% to 15% of each compensation payment on a tax-deferred basis and from 2% to 10% of each compensation payment on an after-tax basis and the combined percentage of tax-deferred and after-tax basis could not exceed 15% of the participant's annual compensation. Currently, the KGF Matching Contributions percentage for the following Plan year is announced before the end of the preceding year. KGF's Matching Contributions were 55% of participants' Basic Contributions and Tax-Deferred Basic Contributions for 1993, 60% for 1992 and 70% for 1991. However, due to limitations under the Code, certain amounts for highly paid individuals are not contributed to the Trust but are instead recorded as liabilities of KGF.

   Participants' contributions are recorded in the period in which they are withheld by the KGF Companies. KGF Matching Contributions for the year are accrued by the Plan based upon the amount to be funded each year in accordance with the Plan's formula noted above.

                        KRAFT GENERAL FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)



   KGF Matching Contributions are discretionary. While KGF has not expressed any intent to discontinue making KGF Matching Contributions, it is free to do so at any time. KGF Matching Contributions and participant contributions are subject to specified limitations as described in the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

   The Plan provides, in the event of a Change of Control (as defined in the Plan) of the Company, for KGF Matching Contributions for the year in which the Change of Control occurs and for two years thereafter (the "Control Period") equal to the greater of (a) the average of KGF Matching Contributions as a percentage of Basic Contributions and Tax-Deferred Basic Contributions that were contributed to the Plan for the two years prior to the year in which the Change of Control occurs, or (b) 75% of each participant's Basic Contributions and Tax-Deferred Basic Contributions for each year during the Control Period.

4. Valuation of Participant Accounts:

   The Committee maintains Accounts for each participant to reflect the source and the participant's share of the funds invested in the Trust:

     Account                               Source
     -------                               ------
     Company Match Account                 KGF Matching Contributions

     Tax-Deferred Contributions Account    Tax-Deferred Basic and Supplemental
                                           Contributions

     After-Tax Contributions Account       Basic and Supplemental Contributions

     Rollover Account                      Amounts transferred (directly or
                                           indirectly) from another plan
                                           qualified under Section 401(a) of the
                                           Code

     QVET Account                          Qualified voluntary employee
                                           contributions made prior to
                                           January 1, 1987

     Loan Account                          Outstanding loans obtained from the
                                           Plan

                        KRAFT GENERAL FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   At the end of each month, the Trustee determines the current fair value of each fund in the Trust. The fair value of each participant's share in the Trust is determined with respect to their Company Match Account, Tax-Deferred Contributions Account, After-Tax Contributions Account, Rollover Account and QVET Account on the basis of their proportionate share in each fund.

5. Withdrawals and Distributions:

   Participants may make withdrawals against their Company Match, Tax-Deferred Contributions, After-Tax Contributions and Rollover Accounts under limited circumstances in accordance with the provisions outlined in the Plan.

   Upon termination of employment, including retirement, a participant has several options available, as described in the Plan, with respect to the distribution of his or her Accounts. Normally, distributions are made one month after such termination.

   In the event the Plan is terminated, distributions will be made in accordance with the current value of participants' Accounts under the direction of the Committee and in accordance with the Code.

6. Participants' Loans:

   The loan program permits participants to borrow from their Tax-Deferred Contributions, After-Tax Contributions and Rollover Accounts in accordance with the provisions outlined in the Plan.

   A participant's Loan Account equals the principal amount of his or her loans outstanding. The principal amount of loan repayments reduce the Loan Account and are added back to the participant's Accounts originally used as the source of the loan. The repaid amount (including interest) is reinvested in the funds according to the participant's current investment authorization.

   Participants' loans are carried at the original principal amount less principal repayments. Participants' loan repayments receivable represent amounts withheld by the KGF Companies from participants' compensation and not yet remitted to the Plan. Amounts to be disbursed under employee loan agreements are recorded as undistributed participants' loans as of the loan agreement date.

                        KRAFT GENERAL FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

7. Investments Held by the Trust:

   The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each individual participant's share of the Trust. The Plan's allocated share of the Trust and its allocated share of the net assets of each fund in the Trust at December 31, 1993 and 1992 was:

                                                      1993   1992
                                                     -----   ----
       Trust                                          89%    90%
       Equity Fund                                    98%    91%
       Interest Income Fund                           89%    85%
       Government Securities Fund                    100%    99%
       U. S. Government Securities Fund                -      -
       Philip Morris Stock Fund                       89%    95%
       Participants' Loan Account                     99%    99%
       Freihofer Equitable Capital Management Fund     -      -

   The Plan's allocated share of the Trust's investment activities for the years ended December 31, 1993, 1992 and 1991 was 85%, 87% and 99%, respectively.

   Prior to January 1, 1994, all expenses incurred in administering the Plan were borne by KGF, with the exception of brokerage commissions, investment management fees and transfer taxes, which were paid by the Trust. In addition, Oscar Mayer Foods Corporation ("Oscar Mayer") paid the investment management fees incurred in administering the Oscar Mayer Salaried Plan. Expenses paid by KGF are not reflected in the financial statements of the Plan. Effective January 1, 1994, most payments to third parties for expenses in connection with the administration of the Plan will be borne by the Trust.

   Investments that represented five percent or more of total Trust assets as of December 31, 1993 and 1992 were:

                                  1993      1992
                                --------  --------
    Philip Morris Stock Fund
      Common Stock              $724,969  $850,368
    GEBT Equity Index Fund      $180,299  $133,936
    Interest Income Fund
      Mass Mutual                $98,459         -
      Prudential                 $92,181         -

The GEBT Equity Index Fund currently includes Common Stock.

                        KRAFT GENERAL FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

     At December 31, 1993 and 1992 the financial position of the Trust was:

                                                   1993        1992
                                                ----------  ----------
Assets:
  Investments at fair value:
    Equity Fund:
      GEBT Equity Index Fund
       (cost $120,304 and $88,650)              $  180,299  $  133,936
      Short-term temporary investments
       (cost approximates fair value)                1,038         168
    Philip Morris Stock Fund:
      Common stock
       (cost $504,354 and $428,915)                724,969     850,368
      Short-term temporary investments
       (cost approximates fair value)                6,360       3,783
    Interest Income Fund:
      Investment contracts
       (cost approximates fair value)              699,018     629,538
      Short-term temporary investments
       (cost approximates fair value)               44,426      35,756
    Government Securities Fund:
      Government securities
       (cost $7,512 and $8,067)                      7,513       8,135
      Short-term temporary investments
       (cost approximates fair value)                3,859       1,275
    U.S. Government Securities Fund:
      U.S. Government securities
       (cost $891)                                     886           -
      Short-term temporary investments
       (cost approximates fair value)                  384           -
    Freihofer Equitable Capital
      Management Fund:
      Equitable Capital Management
       Corporation Combined
       Equity Account
       (cost $5,433 and $5,611)                     13,175      12,022
      Short-term temporary investments
       (cost approximates fair value)                   38           -
    Participants' Loan Account:
      Loans to participants                         36,401      36,585
                                                ----------  ----------
        Total investments                        1,718,366   1,711,566
  Receivables:
    Interest income                                    204         285
    Dividend income                                  8,486       7,189
                                                ----------  ----------
        Net assets                              $1,727,056  $1,719,040
                                                ==========  ==========

                        KRAFT GENERAL FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

   The changes in the Trust net assets for the years ended December 31, 1993, 1992 and 1991 were:

                                            1993         1992         1991
                                         ----------   ----------   ----------

    Receipts from constituent plans:
      Employer contributions             $   37,538   $   38,284   $   44,961
      Employee contributions                114,541       98,943       83,886

    Transfers from predecessor trusts       140,700      144,365      448,212

    Investment activities:
      Interest                               54,578       51,664       51,623
      Dividends                              33,575       25,362       17,310
      Interest on participant loans           2,639        2,456        1,510
                                         ----------   ----------   ----------
                                             90,792       79,482       70,443
    Net (depreciation) appreciation
     in fair value of investments          (255,146)     (19,024)     279,637
                                         ----------   ----------   ----------
        Net investment activities          (164,354)      60,458      350,080

    Deductions:
      Distributions and withdrawals        (120,175)    (122,442)     (72,421)
      General and administrative
       expenses                                (234)        (244)        (315)
                                         ----------   ----------   ----------
    Increase in Trust net assets              8,016      219,364      854,403
    Net assets:
      Beginning of year                   1,719,040    1,499,676      645,273
                                         ----------   ----------   ----------
      End of year                        $1,727,056   $1,719,040   $1,499,676
                                         ==========   ==========   ==========

   The transfers from predecessor trusts for the year ended December 31, 1993, includes the transfer of assets to the Trust of the GF Thrift Plan in the amount of $137,904.

   The transfers from predecessor trusts for the year ended December 31, 1992, includes the transfer of assets to the Trust of the Oscar Mayer Salaried Plan and the Charles Freihofer Plan in the amounts of $94,212 and $49,060, respectively.

   The transfers from predecessor trusts for the year ended December 31, 1991 represents the assets of the GF Plans that were transferred to the Trust (see Note 10).

                        KRAFT GENERAL FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

8. Net (Depreciation) Appreciation in Fair Value of Trust Investments:

   The realized gains and losses on disposals and changes in unrealized appreciation and depreciation of investments in the Trust for the years ended December 31, 1993, 1992 and 1991 were:

                                                                                Freihofer
                                                     U.S.                       Equitable
                                      Government   Government                    Capital
                             Equity   Securities   Securities   Philip Morris  Management
                              Fund       Fund         Fund        Stock Fund      Fund       Total
                             -------  ----------   ----------   -------------  ----------  ----------
1993
- ----
Realized gains:
  Proceeds                   $ 7,181    $55,646      $2,341        $ 35,029      $1,587      $101,784
  Cost                         4,761     55,578       2,330          23,702         837        87,208
                             -------    -------      ------        --------      ------      --------
    Net realized gains         2,420         68          11          11,327         750        14,576
                             -------    -------      ------        --------      ------      --------

Unrealized (depreciation)
 appreciation:
  Beginning of year           45,286         68                     421,453       6,410       473,217
  Transfer from GF Plans       1,557                      7          83,290                    84,854
  End of year                 59,995          1          (5)        220,615       7,743       288,349
                             -------    -------      ------        --------      ------      --------
    (Decrease) increase       13,152        (67)        (12)       (284,128)      1,333      (269,722)
                             -------    -------      ------        --------      ------      --------

Net (depreciation)
 appreciation in fair
 value of investments        $15,572    $     1     ($    1)      ($272,801)     $2,083     ($255,146)
                             =======    =======      ======       =========      ======      ========

1992
- ----
Realized gains:
  Proceeds                   $10,720    $11,619                    $ 46,401      $   55      $ 68,795
  Cost                         7,314     11,547                      21,757          53        40,671
                             -------    -------                    --------      ------      --------
    Net realized gains         3,406         72                      24,644           2        28,124
                             -------    -------                    --------      ------      --------

Unrealized appreciation:
  Beginning of year           38,754        143                     458,322                   497,219
  Transfer from GF Plans                                                246                       246
  Transfer from Oscar Mayer                                          17,722                    17,722
  Transfer from Freihofer                                                         5,178         5,178
  End of year                 45,286         68                     421,453       6,410       473,217
                             -------    -------                     --------     ------       --------
    (Decrease) increase        6,532        (75)                    (54,837)      1,232       (47,148)
                             -------    -------                     --------     ------      --------

Net (depreciation)
 appreciation in fair
 value of investments        $ 9,938   ($     3)                  ($ 30,193)     $1,234      ($19,024)
                             =======    =======                   =========      ======      ========

                        KRAFT GENERAL FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

                                          Government
                                 Equity   Securities  Philip Morris
                                  Fund       Fund      Stock Fund     Total
                                 -------  ----------  -------------  --------
1991
- ----
Realized gains:
  Proceeds                       $76,996    $1,002      $ 21,149     $ 99,147
  Cost                            55,327     1,001        10,346       66,674
                                 -------    ------      --------     --------
    Net realized gains            21,669         1        10,803       32,473
                                 -------    ------      --------     --------

Unrealized appreciation:
  Beginning of year               14,622                  22,090       36,712
  Transfer from GF Thrift Plan    12,810                 200,535      213,345
  End of year                     38,755       144       458,322      497,221
                                 -------    ------      --------     --------
    Increase                      11,323       144       235,697      247,164
                                 -------    ------      --------     --------

Net appreciation in fair
 value of investments            $32,992    $  145      $246,500     $279,637
                                 =======    ======      ========     ========

9.  Tax Status:

    The U.S. Treasury Department has determined that the Plan, as amended and in effect as of April 25, 1990, constitutes a qualified plan under Section 401(a) of the Code and the related Trust is, therefore, exempt from Federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been amended several times since that date. These amendments have been drafted to comply with the provisions of the Code applicable to qualified plans. The Fiduciaries believe that the Plan, as so amended, continues to comply with the applicable provisions of the Code and that the Plan continues to be administered in accordance with the applicable provisions of the Code.

    Participants will not be subject to income tax on KGF Matching Contributions, tax-deferred contributions made on their behalf by KGF or with respect to rollover contributions when made to the Trust, nor on earnings credited to their Accounts until withdrawn or distributed.

10. Transferred Plan Participants and Net Assets and Terminated Plans:

    Effective December 31, 1993, the account balances of all participants in the Oscar Mayer Salaried Plan were transferred to the Plan. The Plan has reflected this transfer in its 1993 financial statements, as an addition to transfers from predecessor trusts, although the actual transfer of the related investments to the Plan was executed by the Trustee in 1994.

    Effective April 1, 1993, the account balances of all participants in the Lenders Plan were transferred to the Plan.

                        KRAFT GENERAL FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (concluded)

    Effective December 31, 1991, the account balances of those participants in the GF Salaried Plan employed by Gardner Good Foods totaling approximately $.5 million were transferred to the Plan. The Plan has reflected this transfer in its 1991 financial statements although the actual transfer of the related investments of the General Foods Thrift Investment Trust to the Trust was executed by the Trustee in 1992.

    Effective December 31, 1991, the account balances of certain participants in the Churny Company Profit Sharing Plan (the "Churny Plan") were transferred to the Plan. The Plan has reflected this transfer in its 1991 financial statements although the actual transfer of the related investments of the Churny Plan Trust was executed by the Trustee in 1992. During 1991, the account balances of all participants in the Tombstone Pizza Corporation Profit-Sharing Plan were transferred to the Plan. The Plan has reflected this transfer in its 1991 financial statements.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Committee for Employee Benefits of Kraft General Foods, Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                                  KRAFT GENERAL FOODS
                                                      THRIFT PLAN
                                                     (Name of Plan)



                                       By         /s/ DANIEL M. DRESSEL
                                         ---------------------------------------
                                               Daniel M. Dressel, Chairman,
                                            Management Committee for Employee
                                          Benefits of Kraft General Foods, Inc.

Date:  April 12, 1994

             KRAFT GENERAL FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS as of December 31, 1993

          Column A                                       Column B        Column C      Column D
          --------                                    ---------------  ------------  ------------
                                                        Face Amount        Cost
                                                         or Number       Basis of
Name of Issuer and Title of Issue                     of Shares/Units  Investments    Fair Value
- ---------------------------------                     ---------------  ------------  ------------
PHILIP MORRIS STOCK FUND  --  42.6%

Common Stock  --  42.2%

Tobacco  --  42.2%

Philip Morris Companies Inc.                            13,033,151     $504,354,374  $724,969,024

Short-Term Investments  --  0.4%

GEBT Pyramid Directed
     Account Cash Fund                                   6,359,621        6,359,621     6,359,621
                                                                       ------------  ------------
       Total Philip Morris Stock Fund                                   510,713,995   731,328,645
                                                                       ------------  ------------
EQUITY FUND  --  10.5%

GEBT Equity Index Fund  --  10.4%                          182,369      120,304,060   180,299,108

Short-Term Investments  --  0.1%

GEBT Short-Term Investment Fund                          1,038,185        1,038,185     1,038,185
                                                                       ------------  ------------
       Total Equity Fund                                                121,342,245   181,337,293
                                                                       ------------  ------------
INTEREST INCOME FUND  --  43.3%

Investment Contracts --  40.7%

Participation Contracts with Institutions  --  32.9%

  Aetna Life Ins. Co.
    #LT 6833       8.58%
    matures      1/1/94                                  2,697,661        2,697,661     2,697,661
  Great West Life
    #K17041        9.60%
    matures      1/6/94                                  7,895,295        7,895,295     7,895,295
  Confederation Life
    #K61703        9.96%
    matures      3/6/94                                  7,903,155        7,903,155     7,903,155

             KRAFT GENERAL FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS as of December 31, 1993

           Column A                                       Column B       Column C     Column D
           --------                                    ---------------  -----------  -----------
                                                         Face Amount       Cost
                                                          or Number      Basis of
Name of Issuer and Title of Issue                      of Shares/Units  Investments  Fair Value
- ---------------------------------                      ---------------  -----------  -----------
Participation Contracts with Institutions (continued)

  Great West Life
   #K17081       9.96%
   matures     3/7/94                                     7,901,099     $ 7,901,099  $ 7,901,099
  CNA Insurance
   #12641F       7.89%
   matures     3/31/94                                    3,622,599       3,622,599    3,622,599
  Mass Mutual
   #K5807        9.41%
   matures     7/3/94                                    14,021,705      14,021,705   14,021,705
  CNA Ins. Co.
   GP# 12292     9.50%
   matures     9/30/94                                    1,474,650       1,474,650    1,474,650
  New England Mutual Life
   #GA 4832      9.00%
   matures     5/15/95                                   27,758,722      27,758,722   27,758,722
  Crown Life
   #9004573      9.78%
   matures     6/1/95                                     2,946,991       2,946,991    2,946,991
  Crown Life Ins. Co.
   #9001730      9.78%
   matures     6/1/95                                       460,251         460,251      460,251
  Connecticut Mutual Life Ins. Co.
   #70267        9.37%
   matures     7/3/95                                     3,121,827       3,121,827    3,121,827
  Great West Life
   #K17020       9.50%
   matures     10/3/95                                    8,047,318       8,047,318    8,047,318
  Hartford Life Ins.
   #GA-5245      8.97%
   matures     10/31/95                                   7,180,276       7,180,276    7,180,276
  Hartford Life Ins.
   #GA 5246      8.80%
   matures     10/31/95                                   4,467,999       4,467,999    4,467,999
  Confederation Life Ins.
   #62381        8.61%
   matures     11/30/95                                  10,072,673      10,072,673   10,072,673
  Confederation Life Ins.
   #62325        9.33%
   matures     1/2/96                                    21,849,975      21,849,975   21,849,975

             KRAFT GENERAL FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS as of December 31, 1993

           Column A                                         Column B       Column C     Column D
           --------                                    ----------------  -----------  -----------
                                                         Face Amount        Cost
                                                          or Number       Basis of
Name of Issuer and Title of Issue                      Of Shares/Units   Investments  Fair Value
- ---------------------------------                      ----------------  -----------  -----------
Participation Contracts with Institutions (continued)

  Prudential
    #K6160    9.40%
    matures   2/3/96                                      35,238,962     $35,238,962  $35,238,962
  Commonwealth Life Ins.
    #00326 FR 9.26%
    matures   4/1/96                                      10,689,998      10,689,998   10,689,998
  Canada Life Ins. Co.
    #45492    8.50%
    matures   6/1/96                                      21,244,098      21,244,098   21,244,098
  Mass Mutual
    PGIC #10404   6.23%
    matures  7/20/96                                      27,272,841      27,272,841   27,272,841
  Prudential
    GA 7269    6.60%
    matures    8/15/96                                    56,941,797      56,941,797   56,941,797
  Mass Mutual
    #K5897    10.10%
    matures  9/8/96                                       47,773,681      47,773,681   47,773,681
  New York Life
    #GA 20013   5.83%
    matures      9/30/96                                  26,755,804      26,755,804   26,755,804
  John Hancock
    GAC# 6436   8.03%
    matures 11/30/96                                      27,085,545      27,085,545   27,085,545
  New York Life Ins. Co.
    #06204      8.55%
    matures     12/1/96                                   19,519,942      19,519,942   19,519,942
  Connecticut General Ins.
    GA-7771     7.15%
    matures    1/1/97                                     40,861,932      40,861,932   40,861,932
  Hartford Life Ins. Co.
    #9108       8.74%
    matures       5/1/97                                  25,182,145      25,182,145   25,182,145
  Provident Mutual
    #8159001    8.55%
    matures     3/1/98                                       785,028         785,028      785,028
  Mass Mutual
    GAC 10223   8.36%
    matures  4/30/98                                       9,390,552       9,390,552    9,390,552

             KRAFT GENERAL FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS as of December 31, 1993

          Column A                            Column B        Column C      Column D
          --------                         ---------------  ------------  ------------
                                             Face Amount        Cost
                                              or Number       Basis of
Name of Issuer and Title of Issue          Of Shares/Units  Investments    Fair Value
- ---------------------------------          ---------------  ------------  ------------
Participation Contracts with Institutions
(continued)

  Aetna Life Ins. Co.
   #68331991      8.75%
   matures      5/1/98                        25,399,690    $ 25,399,690  $ 25,399,690
  Connecticut General Life Ins.
   #25119         8.81%
   matures      8/1/98                        21,756,547      21,756,547    21,756,547
  Aetna Life Ins. Co.
   MV 6008        4.73%
   matures        12/31/98                     1,939,265       1,939,265     1,939,265
  Allstate Life Insurance Company
   #5428      6.15%
   matures      4/30/99                       36,555,296      36,555,296    36,555,296
                                                            ------------  ------------

         TOTAL CONTRACTS                                     565,815,319   565,815,319
                                                            ------------  ------------
FINANCIAL INSTITUTION POOLS  --  7.8%

  National Westminster Bank
   #SAM 0104A         5.80%
   GEBT Short-Term Investment Fund                34,250          34,250        34,250
   Federal Home Loan Mtg. Corporation
    matures   6/15/99   6.00%                  4,104,750       4,112,522     4,112,522
   Federal National Mortgage Association
    matures   6/25/2005         6.25%          2,189,200       2,217,328     2,217,328
   Federal Home Loan Mtg. Corporation
    matures   8/15/2005   6.25%                1,094,600       1,122,163     1,122,163
   Federal National Mortgage Association
    matures    8/25/2005       6.00%             478,888         478,733       478,733
   Federal National Mortgage Association
    matures    8/25/2005       6.00%           3,393,260       3,397,522     3,397,522
   Federal National Mortgage Association
    matures    11/25/2005      7.00%           6,020,300       6,254,335     6,254,335
   Federal Home Loan Mtg. Corporation
    matures    3/15/2007       6.75%           1,641,900       1,704,701     1,704,701
   Federal Home Loan Mtg. Corporation
    matures    5/15/2007       6.25%           2,654,405       2,671,726     2,671,726
   Federal Home Loan Mtg. Corporation
    matures  4/15/2008       6.50%               684,125         691,114       691,114
   Federal Home Loan Mtg. Corporation
    matures  8/15/2008       6.50%             3,428,292       3,480,658     3,480,658

             KRAFT GENERAL FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS as of December 31, 1993

           Column A                           Column B       Column C     Column D
           --------                       ---------------  -----------  -----------
                                            Face Amount       Cost
                                             or Number      Basis of
Name of Issuer and Title of Issue         of Shares/Units  Investments  Fair Value
- ---------------------------------         ---------------  -----------  -----------
Financial Institution Pools (continued)

   Federal Home Loan Mtg. Corporation
    matures  4/15/2011    5.00%              2,189,200     $ 2,202,101  $ 2,202,101
   Federal National Mortgage Association
    matures  8/25/2012    5.60%              1,464,028       1,477,414    1,477,414
   Federal National Mortgage Association
    matures  8/25/2013    6.70%              3,831,100       3,863,638    3,863,638
   Federal National Mortgage Association
    matures  9/25/2015    6.00%              2,189,200       2,243,865    2,243,865
   Federal Home Loan Mtg. Corporation
    matures 12/15/2015    6.50%              2,654,405       2,731,043    2,731,043
   Federal National Mortgage Association
    matures  6/25/2016    5.70%              4,050,020       4,107,882    4,107,882
   Federal National Mortgage Association
    matures  7/25/2016    5.65%              2,172,781       2,196,170    2,196,170
   Federal National Mortgage Association
    matures  6/15/2018    7.00%                290,069         305,812      305,812
   Federal National Mortgage Association
    matures  1/25/2020    7.00%              3,831,100       3,992,977    3,992,977
   Federal Home Loan Mtg. Corporation
    matures  5/15/2021    6.50%                711,490         696,488      696,488
                                                           -----------   ----------
Total National Westminster Bank Contract                    49,982,442   49,982,442
                                                           -----------   ----------
Provident Life & Accident
   #630-05581            5.50%
   GEBT Short-Term Investment Fund             456,827         456,827      456,827
   Federal Home Loan Mtg. Corporation
    matures  9/15/2002   4.85%               2,471,500       2,506,081    2,506,081
   Federal Home Loan Mtg. Corporation
    matures  1/15/2008   5.78%               2,471,500       2,455,043    2,455,043
   Federal Home Loan Mtg. Corporation
    matures  9/15/2008   6.00%               2,307,293       2,370,467    2,370,467
   Federal Home Loan Mtg. Corporation
    matures 10/15/2008   5.90%               2,807,624       2,818,278    2,818,278
   Federal National Mortgage Association
    matures  6/25/2013   5.00%               2,273,780       2,303,362    2,303,362
   Federal National Mortgage Association
    matures 11/25/2013   5.50%               2,471,500       2,476,900    2,476,900
   Federal National Mortgage Association
    matures  3/25/2018   5.75%               2,471,500       2,516,568    2,516,568

             KRAFT GENERAL FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS as of December 31, 1993

           Column A                               Column B       Column C     Column D
           --------                            ---------------  -----------  -----------
                                                 Face Amount       Cost
                                                  or Number      Basis of
Name of Issuer and Title of Issue              of Shares/Units  Investments  Fair Value
- ---------------------------------              ---------------  -----------  -----------
Financial Institution Pools (continued)

  Federal National Mortgage Association
   matures    9/25/2019   5.50%                   2,471,500     $ 2,446,780  $ 2,446,780
  Federal National Mortgage Association
   matures   10/25/2022   5.40%                   2,619,790       2,697,637    2,697,637
  Federal National Mortgage Association Pool
   matures    4/1/2023    6.50%                   2,471,500       2,495,436    2,495,436
  Federal National Mortgage Association
   matures    8/25/2023   3.00%                   2,768,080       2,412,824    2,412,824
  Federal Home Loan Mtg. Corporation
   matures   10/15/2023   7.00%                   2,386,891       2,474,258    2,474,258
                                                                -----------  -----------
Total Provident Life & Accident Contract                         30,430,461   30,430,461
                                                                -----------  -----------
Commonwealth Life
  No. ADA 00044TR         6.29%
  GEBT Short-Term Investment Fund                 1,030,189       1,030,189    1,030,189
  Standard Credit Card Master Trust
   matures    7/7/95      5.88%                   2,500,000       2,596,999    2,596,999
  U. S. Treasury Note
   matures   11/15/96     7.25%                   1,125,000       1,202,174    1,202,174
  U. S. Treasury Note
   matures  10/31/98      4.75%                   1,250,000       1,223,495    1,223,495
  MBNA Master Credit Card Trust
   matures   8/15/99      6.20%                   2,500,000       2,561,218    2,561,218
  Federal National Mortgage Association
   matures   9/9/2003     5.97%                     525,000         528,921      528,921
  Federal Home Loan Mtg. Corporation
   matures   2/15/2005    6.65%                   5,000,000       5,088,752    5,088,752
  Federal National Mortgage Association
   matures   5/25/2005    6.70%                   5,000,000       5,098,319    5,098,319
  Federal Home Loan Mtg. Corporation
   matures   8/15/2005    6.70%                   5,000,000       5,084,822    5,084,822
  Federal National Mortgage Association
   matures  11/25/2005    7.15%                   2,000,000       2,088,833    2,088,833
  Federal National Mortgage Association
   matures   8/25/2006    6.00%                   5,000,000       4,886,845    4,886,845
  Student Loan Mortgage Association
   matures   8/1/2007     7.13%                     667,000         724,581      724,581
  Federal Home Loan Mtg. Corporation
   matures  11/15/2007    5.50%                   7,750,000       7,748,535    7,748,535
  Federal National Mortgage Association Pool
   matures   2/1/2009     7.00%                   2,323,186       2,309,841    2,309,841

             KRAFT GENERAL FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS as of December 31, 1993

           Column  A                                    Column B       Column C     Column D
           ---------                                ---------------  -----------  -----------
                                                      Face Amount       Cost
                                                       or Number      Basis of
Name of Issuer and Title of Issue                   of Shares/Units  Investments  Fair Value
- ---------------------------------                   ---------------  -----------  -----------
Financial Institution Pools (continued)

  Federal National Mortgage Association Pool
   matures    2/1/2009   7.00%                          1,000,000    $ 1,018,968  $ 1,018,968
  Federal National Mortgage Association Pool
   matures    2/1/2009   7.00%                          2,510,125      2,557,736    2,557,736
  Federal National Mortgage Association Pool
   matures    2/1/2009   7.00%                          1,000,000      1,018,968    1,018,968
  Federal National Mortgage Association Pool
   matures    2/1/2009   7.00%                          1,014,875      1,034,125    1,034,125
  Federal Home Loan Mtg. Corporation
   matures    5/15/2018  6.00%                          2,500,000      2,508,292    2,508,292
  Federal Home Loan Mtg. Corporation
   matures   12/15/2018  6.00%                          2,500,000      2,477,814    2,477,814
                                                                     -----------  -----------
Total Commonwealth Life Insurance Company Contract                    52,789,427   52,789,427
                                                                     -----------  -----------
    Total Pools                                                      133,202,330  133,202,330
                                                                     -----------  -----------
Short-Term Investments  --  2.6%

GEBT Short-Term Investment Fund                        39,822,815     39,822,815   39,822,815

GEBT Stable Value Government Fund                       4,603,223      4,603,223    4,603,223
                                                                     -----------  -----------
    Total Short-Term Investments                       44,426,038     44,426,038   44,426,038
                                                                     -----------  -----------
    Total Interest Income Fund                                       743,443,687  743,443,687
                                                                     -----------  -----------
Government Securities Fund  --  0.6%

Government Securities  --  0.4%

  United States Treasury Note,
   3.875% due 3/31/95                                   2,000,000      2,000,625    2,000,620
  United States Treasury Note,
   4.125% due 5/31/95                                   5,500,000      5,511,172    5,512,045
                                                                     -----------  -----------
    Total Government Securities                                        7,511,797    7,512,665
                                                                     -----------  -----------

             KRAFT GENERAL FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS as of December 31, 1993

          Column A                               Column B         Column C        Column D
          --------                            ---------------  --------------  --------------
                                                Face Amount         Cost
                                                 or Number        Basis of
Name of Issuer and Title Of Issue             of Shares/Units   Investments      Fair Value
- ---------------------------------             ---------------  --------------  --------------
Government Securities (continued)

Short-Term Investments  --  0.2%

BT Pyramid Government Securities Cash Fund       3,859,100     $    3,859,100  $    3,859,100
                                                               --------------  --------------
    Total Government Securities Fund                               11,370,897      11,371,765
                                                               --------------  --------------

U.S. GOVERNMENT SECURITIES FUND  --  0.1%

U.S. Government Securities  --  0.1%

  United States Treasury Note,
   5.125% due 5/31/94                              400,000            407,656         402,936
  United States Treasury Bill,
   due 7/28/94                                     500,000            482,984         482,984
                                                               --------------  --------------
    Total U.S. Government Securities                                  890,640         885,920
                                                               --------------  --------------
Short-Term Investments  --  0.0%

BT Pyramid Government Securities Cash Fund         384,616            384,616         384,616
                                                               --------------  --------------
    Total U.S. Government Securities Fund                           1,275,256       1,270,536
                                                               --------------  --------------

FREIHOFER EQUITABLE
 CAPITAL MANAGEMENT FUND  --  0.8%

Equitable Capital Management
  Corporation Combined
  Equity Account                                       373          5,433,050      13,175,534

GEBT Short-Term Investment Fund                     37,523             37,523          37,523
                                                               --------------  --------------

Total Freihofer Equitable
 Capital Management Fund                                            5,470,573      13,213,057
                                                               --------------  --------------
PARTICIPANTS' LOAN ACCOUNT  --  2.1%

Participants' Loans                                                36,400,988      36,400,988
                                                               --------------  --------------
    TOTAL INVESTMENTS                                          $1,430,017,641  $1,718,365,971
                                                               ==============  ==============